SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

JONATHAN B. STONE *

PALOMA P. WANG

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG _________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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March 29, 2021

VIA EDGAR

Ms. Erin Jaskot

Ms. Cara Wirth

Ms. Linda Cvrkel

Mr. Robert Shapiro

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                 Smart Share Global Limited (CIK No. 0001834253)

Amendment No. 2 to Registration Statement on Form F-1 (File No. 333-254228)

Dear Ms. Jaskot, Ms. Wirth, Ms. Cvrkel and Mr. Shapiro:

On behalf of our client, Smart Share Global Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith Amendment No. 2 to the Company’s registration statement on Form F-1 (the “Registration Statement”) containing a preliminary prospectus with the estimated offering size and a price range and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

The Company respectfully advises the staff of the Commission (the “Staff”) that the Company plans to commence the road show for the proposed offering on or about March 29, 2021, and request that the Staff declare the effectiveness of the Registration Statement on or about March 31, 2021. The Company, together with the underwriters, will file joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

*            *            *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740 4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:                                Mars Cai, Chief Executive Officer, Smart Share Global Limited

Maria Xin, Chief Financial Officer, Smart Share Global Limited

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Will H. Cai, Esq., Partner, Cooley LLP

Michael Yu, Esq., Partner, Cooley LLP

Dave Peinsipp, Esq., Partner, Cooley LLP

Kevin Song, Partner, PricewaterhouseCoopers Zhong Tian LLP